January 10, 2020

Daniel R. Sheehan
Chairman and Chief Executive Officer
Professional Holding Corp.
396 Alhambra Circle, Suite 255
Coral Gables, FL 33134

       Re: Professional Holding Corp.
           Registration Statement on Form S-1
           Filed January 6, 2020
           File No. 333-235822

Dear Mr. Sheehan:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed January 6, 2020

Note B - Pro Forma Adjustments, page 32

1. We have reviewed your response to prior comment number 1. We note that the option fair value of $6,916,549 is based on MBI options vested and exercisable in the amount of
       686,329. However, on page 33 of Note B - Pro Forma Adjustments (i) and page F-75 you disclose that you had outstanding options for MBI of 964,386. On page 16 under the title
       Prospectus Summary - Recent Developments - MBI Acquisition, you also disclose that all
       MBI stock options granted and outstanding prior to the closing of the merger will be converted into an option to purchase shares of Professional's Class A Common Stock based on the exchange ratio. Please revise your calculation and related disclosures.
 Daniel R. Sheehan
Professional Holding Corp.
January 10, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christina Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDaniel R. Sheehan                        Sincerely,
Comapany NameProfessional Holding Corp.
                                                           Division of
Corporation Finance
January 10, 2020 Page 2                                    Office of Finance
FirstName LastName